Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ELECTION OF MR. YUAN CHANGQING AS A NON-EXECUTIVE

DIRECTOR OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

ELECTION OF MR. LUO ZHAOHUI AS A NON-EMPLOYEE

REPRESENTATIVE SUPERVISOR OF THE FIFTH SESSION OF

THE SUPERVISORY COMMITTEE

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2017

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 20 December 2017 at 10:00 a.m. is set out on pages 7 to 9 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 19 December 2017) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Thursday, 30 November 2017.

3 November 2017

TABLE OF CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2017	7

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2017 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 20 December 2017 at 10:00 a.m.

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of the Company, including the A Share(s) and the H Share(s)

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Wang Sidong, Mr. Liu Huimin, Mr. Yin Zhaojun	16/F, Tower A, China Life Centre
One Harbour Gate
Independent Non-executive Directors:	18 Hung Luen Road
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,	Hung Hom, Kowloon
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie	Hong Kong

3 November 2017

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 20 December 2017 at 10:00 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

2.	ELECTION OF MR. YUAN CHANGQING AS A NON-EXECUTIVE DIRECTOR OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

Reference is made to the announcement of the Company dated 24 August 2017. On 24 August 2017, the Board considered and approved the proposal in relation to the nomination of Mr. Yuan Changqing as a candidate for the Non-executive Director of the fifth session of the Board of the Company. The proposal is hereby submitted to the EGM for consideration and approval.

LETTER FROM THE BOARD

The biographical details of Mr. Yuan Changqing are set out below:

Mr. Yuan Changqing, born in 1961, is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company, the controlling shareholder of the Company. Mr. Yuan Changqing served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan Changqing, a senior economist, graduated from the University of Hong Kong, majoring in International Business Administration with a Master’s Degree in Business Administration.

The qualification of Mr. Yuan Changqing as a Director is subject to the approval of the CIRC. Mr. Yuan Changqing will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. He is eligible for re-election upon expiry of his term. As a Non-executive Director of the Company, Mr. Yuan Changqing will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Yuan Changqing has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Yuan Changqing does not have any interests in Shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Yuan Changqing that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

LETTER FROM THE BOARD

3.	ELECTION OF MR. LUO ZHAOHUI AS A NON-EMPLOYEE REPRESENTATIVE SUPERVISOR OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE

Reference is made to the announcement of the Company dated 24 August 2017. On 24 August 2017, the Supervisory Committee considered and approved the proposal in relation to the nomination of Mr. Luo Zhaohui as a candidate for the Non-employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company. The proposal is hereby submitted to the EGM for consideration and approval.

The biographical details of Mr. Luo Zhaohui are set out below:

Mr. Luo Zhaohui, born in 1974, worked at the Risk Management Department of China Life Insurance Company and the General Office of China Life Insurance (Group) Company from August 2002 to August 2013, and was appointed as the Senior Manager of the Comprehensive Information Division of the General Office of China Life Insurance (Group) Company in May 2009 and an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. Mr. Luo Zhaohui was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016. Mr. Luo Zhaohui has been involved in strategic management related work for a long time, with considerable working experience in such aspects as risk management, market analysis and research, life insurance operation, as well as strategic planning and management. Mr. Luo Zhaohui, a senior economist, graduated from Peking University, majoring in Finance with a Doctoral Degree.

The qualification of Mr. Luo Zhaohui as a Supervisor is subject to the approval of the CIRC. Mr. Luo Zhaohui will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Supervisory Committee. He is eligible for re-election upon expiry of his term. Mr. Luo Zhaohui will not receive any supervisor’s fee or remuneration from the Company.

Save as disclosed above, Mr. Luo Zhaohui has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Luo Zhaohui does not have any interests in Shares of the Company within the meaning of Part XV of the SFO.

Further, there is nothing in respect of the election of Mr. Luo Zhaohui that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

4.	THE EGM

The notice of EGM is set out on pages 7 to 9 of this circular. The proxy form and the reply slip of the EGM are enclosed.

LETTER FROM THE BOARD

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 10:00 a.m. on 19 December 2017) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Thursday, 30 November 2017.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the EGM.

6.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the EGM.

Yours faithfully,
Yang Mingsheng
Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2017

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2017

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2017 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 20 December 2017 at 10:00 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the fifth session of the Board of Directors of the Company.

2.	To consider and approve the election of Mr. Luo Zhaohui as a Non-employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company.

By Order of the Board Heng Victor Ja Wei Company Secretary

3 November 2017

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2017

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Saturday, 18 November 2017 to Wednesday, 20 December 2017 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 17 November 2017.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(1)	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 10:00 a.m. on 19 December 2017) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)	Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Thursday, 30 November 2017.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Extraordinary General Meeting.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2017

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112